Prospectus Supplement No. 7	Filed pursuant to Rule 424(b)(3)
(To Prospectus dated June 15, 2022)	Registration Statement No. 333-264363

STARRY GROUP HOLDINGS, INC.

This prospectus supplement updates, amends and supplements the prospectus dated June 15, 2022, as previously supplemented and amended (the “Prospectus”), which forms a part of our Registration Statement on Form S-1 (Registration No. 333-264363), as amended. Capitalized terms used in this prospectus supplement and not otherwise defined herein have the meanings specified in the Prospectus.

This prospectus supplement is being filed to update, amend, and supplement the information included in the Prospectus with the information contained in our Current Report on Form 8-K filed with the Securities and Exchange Commission on October 17, 2022, which is set forth below.

This prospectus supplement is not complete without the Prospectus. This prospectus supplement should be read in conjunction with the Prospectus, which is to be delivered with this prospectus supplement, and is qualified by reference thereto, except to the extent that the information in this prospectus supplement updates or supersedes the information contained in the Prospectus. Please keep this prospectus supplement with your Prospectus for future reference.

Our shares of Class A common stock are listed on The New York Stock Exchange (the “NYSE”) under the symbol “STRY.” On October 14, 2022, the closing sale price of our Class A common stock was $1.26 per share. Our warrants are listed on the NYSE under the symbol “STRY WS.” On October 14, 2022, the closing sale price of our warrants was $0.11 per warrant.

Investing in shares of our Class A common stock or warrants involves risks that are described in the “Risk Factors” section beginning on page 9 of the Prospectus.

Neither the U.S. Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities to be issued under the Prospectus or determined if the Prospectus or this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is October 17, 2022

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): October 12, 2022

STARRY GROUP HOLDINGS, INC.

(Exact name of Registrant as Specified in its Charter)

Delaware	001-41336	87-4759355
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

38 Chauncy Street, Suite 200 Boston, MA		02111
(Address of Principal Executive Offices)		(Zip Code)

Registrant’s Telephone Number, Including Area Code: (617) 861-8300

Not Applicable

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A common stock, par value $0.0001 per share	STRY	The New York Stock Exchange
Warrants to purchase 1.2415 shares of Class A common stock, each at an exercise price of $9.13 per 1.2415 shares of Class A common stock	STRY WS	The New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§ 230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§ 240.12b-2 of this chapter).

Emerging growth company  ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 8.01	Other Events.

As previously announced by Starry Group Holdings, Inc. (the “Company”), on August 31, 2022, the Federal Communications Commission (“FCC”) issued a Ready to Authorize Public Notice pursuant to which the FCC announced it was ready to authorize Rural Digital Opportunity Fund (“RDOF”) support for the Company’s winning bids in Auction 904 for eight of the nine states for which it won support. On September 21, 2022, the Company submitted irrevocable stand-by letters of credit and a bankruptcy code opinion letter from legal counsel for bids won in the RDOF auction amounting to approximately $17 million as required as a condition for the FCC to authorize receipt of support. As a result, the Company was eligible to receive approximately $170 million of RDOF funding, payable over 10 years.

On October 12, 2022, the Company notified the FCC that it was defaulting on all of its winning bids in the RDOF auction for which the FCC had notified the Company it was ready to authorize. On the same day, the FCC issued a public notice that included a statement explaining that the Company had defaulted on all these bids. As a result of the Company defaulting on the bids, the Company terminated the $17 million of stand-by letters of credit it submitted for the FCC to authorize receipt of support for such bids. The Company made this decision in order to maximize liquidity while it continues efforts to raise additional capital; to sharpen its focus on its core mission of providing competitive broadband services primarily in dense areas; and in light of changed circumstances in the marketplace since its original decision to participate in the auction in 2020, including additional government subsidy programs that have or may target the same areas for which it won subsidy support in RDOF.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Starry Group Holdings, Inc.

Date: October 17, 2022	By:	/s/ Chaitanya Kanojia
	Name:	Chaitanya Kanojia
	Title:	Chief Executive Officer